UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549


                          SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934

                  MT ULTIMATE HEALTHCARE CORP.
                         (Name of Issuer)

             COMMON STOCK, PAR VALUE $0.001 PER SHARE
                  (Title of Class of Securities)

                            553778 20
                          (CUSIP Number)

                  DAVID M. LOEV, ATTORNEY AT LAW
                        2777 ALLEN PARKWAY
                            SUITE 1000
                       HOUSTON, TEXAS 77019
                          (713) 524-4110
           (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         November 4, 2005
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |  Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Keith C. Moore
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| 2 |  Check the Appropriate Box if a Member of a Group     (a)[ ]
                                                            (b)[ ]

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| 3 |  SEC Use Only

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| 4 |  Source of Funds
       SC
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| 5 |  Check if Disclosure of Legal Proceedings Is
       Required Pursuant to Items 2(d) or 2(e)                 [ ]

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| 6 |  Citizenship or Place of Organization
       United States
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                 | 7 | Sole Voting Power
Number of               372,750,000
Shares Bene-
ficially         | 8 | Shares Voting Power
Owned by Each           N/A
Reporting
Person With      | 9 | Sole Dispositive Power
                        372,750,000

                 |10 | Shared Dispositive Power
                        N/A
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| 11 |  Aggregate Amount Beneficially Owned by Each Reporting Person
        372,750,000

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| 12 |  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        N/A

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| 13 |  Percent of Class Represented by Amount in Row (11)
        41.96%

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| 14 |  Type of Reporting Person
        IN

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

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of MT Ultimate Healthcare Corp. (the "Company"). The principal executive offices of the Company are located at 18301 Von Karman Avenue, Suite 250, Irvine, California 92612.

Item 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Keith C. Moore. Mr. Moore's business address is 18301 Von Karman Avenue, Suite 250, Irvine, California 92612. Mr. Moore, is a Director of the Company and Chairman and Chief Executive Officer of Datalogic International, Inc., a reporting company.

(d)-(e) During the last five years, Mr. Moore: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Moore is a citizen of the United States.

Item 3. Source of Amount of Funds or Other Compensation

On November 4, 2005, MEL Enterprises, Ltd. acquired a right to receive 372,750,000 shares of common stock of the Company in exchange for 500,000 shares of iTechexpress, Inc. pursuant to a Share Exchange and Reorganization Agreement. The Company also acquired the other issued and outstanding capital stock of iTechexpress, Inc., which became a wholly-owned subsidiary of the Company. The Company will issue 137,250,000 shares to MEL Enterprises, Ltd. contemporaneously with the filing of this Schedule 13D. MEL Enterprises, Ltd. will receive the remainder of the shares after the Company increases its authorized shares. MEL Enterprises, Ltd. is owned by a trust established for the benefit of the children of Keith C. Moore. Mr. Moore is deemed to be the beneficial owner of the shares owned by MEL Enterprises, Ltd. After the Company increases its authorized shares and MEL Enterprises, Ltd. has received all of the shares which it is entitled to pursuant to the Share Exchange and Reorganization Agreement, Mr. Moore will beneficially own 41.96% of the Company.

Item 4. Purpose of Transaction

Mr. Moore acquired, indirectly through MEL Enterprises, Ltd., the securities for investment purposes. Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Moore may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Moore also acquired the securities of the Company in a transaction which relates to or results in:

(a) the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)   a reorganization involving the Company;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) a material change in the present capitalization or dividend policy of the Company;

(f)   other material changes in the Company's business or corporate structure;

(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Moore does not have any plans or proposals which relate to or result in:

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)   any action similar to any of those enumerated in (h) through (i), above.


Item 5. Interest in Securities of the Issuer

(a) Keith C. Moore, indirectly through MEL Enterprises, Ltd., will beneficially own 372,750,000 shares, or 41.96% of common stock of the Company, assuming the planned transactions in connection with the Company's Share Exchange and Reorganization Agreement are affected, and assuming the cancellation of 35,000,000 shares of the Company's common stock in connection with the Company's spinoff transaction, which are both described in detail in the Company's Report on Form 8-K, filed with the Commission on November 14, 2005. The Company will issue 137,250,000 shares to MEL Enterprises, Ltd. contemporaneously with the filing of this Schedule 13D. MEL Enterprises, Ltd. will receive the remainder of the shares after the Company increases its authorized shares.

(b) Mr. Moore has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares beneficially owned by Mr. Moore.

(c) Mr. Moore acquired the common stock as a result of the transactions discussed in Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Moore.

(e)   N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

      Exhibit 1   Share Exchange and Reorganization Agreement (1)

(1) Filed as Exhibit 2.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on November 14, 2005 and incorporated herein by reference.


                            Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2005

By:  /s/ Keith C. Moore
     Keith C. Moore